[JONES DAY LETTERHEAD]
November 16, 2007
VIA EDGAR
Ms. Julia E. Griffith
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Cumulus Media Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 10, 2007
File No. 000-24525

Transaction Statement on Schedule 13E-3
Filed September 10, 2007
File No. 005-54277
Dear Ms. Griffith:
          On behalf of Cumulus Media Inc. (the “Company”), please find below responses to the comments issued by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 10, 2007 (the “Comment Letter”) concerning the above-referenced preliminary proxy statement on Schedule 14A and the transaction statement on Schedule 13E-3. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response. In addition, we enclose for your convenience additional copies of the revised preliminary proxy statement on Schedule 14A (the “Proxy Statement”) and Amendment No. 1 to the transaction statement on Schedule 13E-3 (the “Transaction Statement”), which are being filed with the Commission today, both clean and marked to show changes to the initial versions filed on September 10, 2007. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to such terms in the Proxy Statement. To the extent any response in this letter relates to information concerning the Dickeys, affiliates of Merrill Lynch & Co., Inc., Holdings, Parent, Merger Sub, the special committee of the board of directors of the Company or their respective advisors, such response in this letter is based on information provided to the Company and us by such other entities or their respective representatives.
Schedule 13E-3
General

1.	Rule 13e-3 requires that each issuer and affiliate engaged in a going-private transaction file a Schedule 13E-3 and furnish all of the required disclosures. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Please amend your document to include Cloud Acquisition Corporation, Cloud Holding Company LLC and Cloud Merger Corporation as filing persons. Please tell us what consideration you have given to the applicability of Rule 13e-3 to MLGPE Fund US Alternative, L.P.; Merrill Lunch Global Private Equity; and the “certain other members” of the Dickey family who are also members of the investor group. Explain what consideration you have given to the inclusion of each of these participants as filing persons. See Section II.D.3. of our Current Issues Outline dated November 14, 2000.

RESPONSE: While the Cloud Entities and the sponsor do not believe that they are affiliates of the Company at this time, the Transaction Statement has been revised to include the Cloud Entities and the sponsor as filing persons solely in light of precedents they have observed involving similar transactions.

Merrill Lynch Global Private Equity is the private equity arm of Merrill Lynch & Co., Inc. but not a separate entity and as such not separately engaged in the transaction for purposes of Rule 13e-3. Please note, however, that the Transaction Statement has also been revised to include the information to be provided pursuant to General Instruction C to the Schedule 13E-3 in respect of the Cloud Entities and the sponsor, including for the applicable affiliates of Merrill Lynch & Co., Inc.

The Company hereby confirms on behalf of the investor group that consideration previously was given as to whether the Dickeys (other than Lew Dickey and John Dickey) are affiliates engaged in the transaction for purposes of Rule 13e-3 and also should be named as filing persons in the Transaction Statement. Consistent with the Staff’s views expressed in Section II.D.3 of the Current Issues Outline dated November 14, 2000 (the “Outline”), this assessment was based on a review of the facts and circumstances at the time of filing and the applicable Commission rules and guidance, including Rule 13e-3 and the Outline. While the Transaction Statement has been revised to add the Cloud Entities and the sponsor as filing persons, the Dickeys (other than Lew Dickey and John Dickey) continue to believe that they are not affiliates of the Company, and thus have not been included as filing persons for purposes of the Transaction Statement.

None of David W. Dickey, Michael W. Dickey and Lewis W. Dickey, Sr. (each, an “Other Family Member”) is currently employed by the Company, Holdings, Parent or Merger Sub, and none currently serves, or is expected to serve, in a management capacity or on the board of directors of, Holdings, Parent or Merger Sub post-merger. David W. Dickey, Michael W. Dickey and Lewis W. Dickey, Sr. are expected to beneficially own, post-merger, approximately 1.1%, 1. 3% and 1.4%, respectively, of the outstanding equity interests of Holdings. Rule 13(e)-3(a)(1) defines an “affiliate” of an issuer as a person that directly or indirectly controls, is controlled by, or is under common control with, such issuer. Because none of the Other Family Members has any direct or indirect managerial or oversight control of the Company, and none of them holds a significant percentage of shares of the Company, they are not “affiliates” of the Company within the meaning of Rule 13e-3(a)(1). Accordingly, and consistent with the Outline, we respectfully submit that the Other Family Members should not be deemed “affiliates” in connection with the transaction, and are not required to file as filing persons for purposes of the Transaction Statement in connection with the merger.

2.	For each filing person added in response to this comment and the preceding comment, you should include a statement as to whether the filing person believes that the Rule 13e-3 transaction is substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which the filing person relied in reaching that conclusion. See Item 8 of the Schedule 13E-3, Item 1014 of Regulation M-A, and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by each filing person may differ from those of the Company, and this fact should be reflected in the disclosure. To the extent any filing person is relying on the analysis of another to satisfy its obligations to discuss the factors in support of their fairness determination under Rule 13e-3, that person must specifically adopt the analysis of the other.

RESPONSE: We have revised the Proxy Statement in accordance with the Staff’s comment.

3.	Please provide the disclosure required by Item 1005(d) of Regulation M-A. In addition, please amend the Schedule 13E-3 to provide Item 1005(d) information with respect to filing persons other than the issuer.

RESPONSE: We respectfully submit that neither the Transaction Statement nor Schedule 14A requires the disclosure requested under Item 1005(d) of Regulation M-A. Specifically, Item 5 of the Transaction Statement and Item 14 of Schedule 14A request only the information required by Item 1005(a)-(c) and (e).
Schedule 14A
General
4.	Advise us, with a view toward revised disclosure, which people you have identified as participants in this proxy solicitation. If you have identified participants, advise us, with a view toward revised disclosure, why they have not been named on the cover page of Schedule 14A as persons other than the issuer filing the proxy statement.

RESPONSE: We anticipate that only regularly employed officers or employees of the Company or a retained proxy solicitor will solicit proxies in this solicitation on behalf of the Company. Under Instruction 3 of Item 4 of Schedule 14A, these parties are not considered “participants,” and therefore, we respectfully submit that no additional parties need to be named on the cover page of Schedule 14A.

5.	We note that your proxy statement includes numerous blanks and omissions, including the meeting date, the share ownership of Directors, Executive Officers and the investor group, and the historical stock prices for the three most recent quarters. In your amended filing, include all of the required information.

RESPONSE: We have revised the Proxy Statement to include all required information known as of the date of this letter. Several of the blanks and omissions are placeholders for data that are dependent on the record date of the special meeting, which has not been set. We will include such data as soon as the record date is set by the board of directors of the Company.
Cover Page
6.	Revise your proxy statement to clearly mark it as “preliminary.” See Rule 14a-6(e)(1).

RESPONSE: We have revised the Proxy Statement in accordance with the Staff’s comment.

7.	Revise your proxy statement cover page to include the legend required by Rule 13e-3(e)(1)(iii).

RESPONSE: We have revised the Proxy Statement in accordance with the Staff’s comment.
Summary, page i
8.	We note your inclusion of both a Summary and a Question and Answer section. Together they comprise the first eleven pages of your document. Consider eliminating the Q&A section by combining it with the Summary to make the information more accessible to stockholders. See Item 1001 of the Regulation M-A.

RESPONSE: We have retained both the Summary and Question and Answer sections of the Proxy Statement because we find that the sections are helpful to stockholders and because we believe that the inclusion of a Question and Answer section is customary, but we have shortened both sections in accordance with Item 1001 of Regulation M-A.

9.	Early in the summary section, in your description of the material terms of the transaction, include the information that the transaction will involve debt financing of approximately $1.02 billion.

RESPONSE: We have revised the “Summary” section in accordance with the Staff’s comment.

10.	In the bullet point captioned “Conditions to the Merger,” revise the first subsection to include the information that approval of a majority of the unaffiliated stockholders is not required. See Regulation M-A, Item 1014(c) and General Instruction E to the Schedule 13E-3.

RESPONSE: We have revised the bullet point captioned “Conditions to the Merger” in accordance with the Staff’s comment.

11.	You state that the Special Committee believes that the transaction is “fair to and in the best interests of our stockholders (other than the investor group and its affiliates).” The Special Committee is not a filing person. Item 1014(a) of Regulation M-A requires that the person filing the statement state whether that person believes the transaction is “fair or unfair to unaffiliated security holders.” Please revise, here and throughout the Proxy Statement to state whether each filing person believes that the transaction is fair or unfair to the unaffiliated security holders.

RESPONSE: We have revised the Proxy Statement, in the “Summary” section and throughout, in accordance with the Staff’s comment.

12.	Please revise to clarify the specific sources of each segment of the acquisition financing that you refer to on page vi, necessary to complete the merger and pay related fees and expenses. Please clarify whether the financing is already complete, and how the transaction will be affected if this financing is not funded. See Item 1007(b) and, if applicable, Item 1007(d) of Regulation M-A.

RESPONSE: We respectfully submit that the specific sources of each segment of the acquisition financing have been identified by name under the bullet point captioned “Sources of Financing”: namely, the equity financing to be provided by the sponsor and the debt financing to be provided by MLCC and MLPF&S. We have revised that bullet point to clarify that while financing is not a condition to the merger, the failure to obtain sufficient financing on terms acceptable to the investor group could result in the failure to complete the merger.

13.	In the bullet point captioned “Interests of Our Directors and Executive Officers in the Merger” explain what role, if any, Mr. Pinch and Mr. Gausvik had in the negotiation of the merger. If appropriate, tell us what consideration you have given to the applicability of Rule 13e-3 to them as potential filing persons.

RESPONSE: We have revised the bullet point captioned “Interests of Our Directors and Executive Officers in the Merger” to reflect that, consistent with the requirements of the special committee, Mr. Pinch and Mr. Gausvik had no role in the negotiation of the merger. The filing persons have considered the issue of Messrs. Pinch and Gausvik as potential filing persons, and have determined based on their assessment of the rules and regulations applicable to this transaction that Messrs. Pinch and Gausvik are not filing persons under Rule 13e-3(d)(1). Messrs. Pinch and Gausvik, while they are senior officers of the Company, (1) did not initiate the going private transaction, (2) did not participate in any way in the negotiation of the transaction, and (3) are not members of the investor group in this transaction. We respectfully submit that because of the above-listed factors, Messrs. Pinch and Gausvik are not engaged in a going private transaction and therefore not filing persons under Rule 13e-3(d)(1).

14.	Revise the fifth Question in the Question and Answer section to identify the affiliates of Bank of America, and to explain their role in the transaction.

RESPONSE: We have revised the fifth question and answer in accordance with the Staff’s comment.

15.	Revise the seventh Question and Answer to provide further information about the persons soliciting proxies. See instruction 3 to Item 4 of Schedule 14A.

RESPONSE: As referenced in the response to comment 4 above, we respectfully submit that no additional information is required as there are no other “participants” in this solicitation.
Special Factors, page 5
Background of the Merger
16.	Revise the first paragraph of this section to include the reasons that the board determined to explore investment opportunities and undertake the issuer tender offer earlier this year.

RESPONSE: We have revised the first paragraph in the section entitled “Background of the Merger” to further explain why the board determined to explore investment opportunities and undertake the issuer tender offer last year, in accordance with the Staff’s comment.

17.	Provide further information concerning the stock repurchase, including the reasons that the board determined to undertake it, the board members who suggested it, and what consideration you have given to whether the repurchase might constitute the first step in a going private transaction governed by Rule 13e-3.

RESPONSE: Please see our response to Comment 16, specifically our disclosure that the board considered such efforts successful and, in the second half of 2006, refocused its attention on the Company’s operating strategies. For this reason, the filing persons did not consider that the repurchase constituted the first step in a going-private transaction governed by Rule 13e-3.

18.	Expand the third paragraph of this section to include more information about how and when the equity sponsors were contacted and which parties contacted them, when the discussions with the equity sponsors took place and whether the board considered any other alternatives for the company, including alternatives not involving the investor group.

RESPONSE: We have revised the third paragraph in the section entitled “Background of the Merger” in accordance with the Staff’s comment.

19.	You refer on page six to certain pre-existing business relationships between Banc of America Securities and the Company. Revise to clarify what Banc of America Securities role was vis-à-vis the board prior to the transaction, and what percentage of the company’s stock it held prior to the transaction, including the information that it held all of the Company’s Class B Common Stock.

RESPONSE: We have revised the Proxy Statement on page 7 in accordance with the Staff’s comment.

20.	Revise to clarify when in June 2007 Mr. Dickey and MLGPE commenced discussions concerning the debt financing of the transaction. Was this after the special committee was established on June 25, or beforehand?

RESPONSE: We have revised the Proxy Statement on page 6 in accordance with the Staff’s comment. These discussions occurred in early June, after Lew Dickey had informed the board of his desire to explore the feasibility of a transaction but before the independent directors were formally constituted as a special committee on June 25, 2007.

21.	Expand your paragraph concerning the July 2 telephonic meeting of the special committee to include the substance of the discussion about the advisability of entering into a merger agreement before conducting an auction and the substance of the discussion about how the go-shop provision would impact the special committee’s decision.

RESPONSE: Given the preliminary nature of the discussions regarding a potential transaction, the special committee’s discussion at the July 2 meeting regarding the advisability of entering into a merger agreement before conducting an auction were limited in scope. In response to the Staff’s comments, however, we have revised the paragraph concerning the July 2 meeting to provide additional disclosure. In addition, the special committee further considered the matter in more detail at its meetings on July 10 and July 17, and the disclosure describing those meetings has been augmented to reflect this.

22.	Tell us whether you have filed the financial forecasts for Cumulus and CMP that you refer to in your discussion of the preliminary financial analysis that the special committee reviewed on July 21.

RESPONSE: The financial forecasts referred to in our discussion of the preliminary financial analyses that the special committee reviewed on July 21, 2007 were included in Exhibits to the Transaction Statement previously filed.

23.	Disclose which members of the board were present at the July 23rd meeting, and whether Mr. Dickey participated in the discussion prior to the vote.

RESPONSE: We have revised disclosure concerning the July 23 meeting of the board of directors in accordance with the Staff’s comment.

Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors, page 10
The Special Committee, page 10
24.	Discuss in detail the purpose for engaging in the transaction, the reasons for undertaking the transaction, and the reasons for undertaking the transaction now. See Items 1013(a) and (c) of Regulation M-A, and consider Instruction 1 to Item 1013 in drafting your disclosure. Also provide this disclosure for each filing person that you add in response to comment 1, and for John and Lewis Dickey.

RESPONSE: With regard to the special committee’s reasons for undertaking the transaction and its reasons for undertaking the transaction now, we have revised the second paragraph under the caption “Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors” to clarify that the subsequent 16 bullet points are, in fact, those reasons. With regard to the reasons of the filing persons, we have revised the disclosure in the Proxy Statement under “Purpose and Reasons for the Merger of the Investor Group and the Cloud Entities” in accordance with Staff’s comment.

25.	In response to Item 1013(d) of Regulation M-A, disclose the benefits and detriments of the transaction for each of: (i) the company; (ii) the affiliates; and (iii) the unaffiliated security holders of the company. Quantify your response as much as possible. See Instruction 2 to Item 1013 of Regulation M-A.

RESPONSE: We respectfully submit that the effects of the transaction are disclosed in “Effects of the Merger on Cumulus,” “Material U.S. Federal Income Tax Consequences” and elsewhere in the Proxy Statement, including the various countervailing factors considered by the special committee and outlined on pages 14-15 of the Proxy Statement. However, we have supplemented the existing disclosure by adding an additional paragraph after this list of such countervailing factors in response to the Staff’s comment.

26.	To the extent the board intends to adopt the special committee’s analysis to fulfill the board’s disclosure obligations under Item 1014(b) of Regulation M-A, the special committee’s analysis must address each of the factors identified in Instruction 2. While the special committee addressed current stock prices, liquidation and net book value, the disclosure with respect to historical stock prices and going concern value is inadequate. Accordingly, please revise the board’s fairness determination to expressly address the substantive fairness of the transaction in relation to historical stock prices and going concern value of Cumulus. The board is also permitted to adopt the analysis produced by Credit Suisse to the extent these omitted factors were expressly addressed. See Q & A 20 in Exchange Act Release 17719 (April 13, 1981).

RESPONSE: We have revised the Proxy Statement on pages 12 and 16 in accordance with the Staff’s comment.

27.	Revise to expressly address the basis upon which the board concluded that the transaction was procedurally fair to unaffiliated security holders. In identifying the factors in support of the board’s position, please revise to expressly acknowledge the absence of certain of the procedural safeguards identified in Item 1014(c)-(d) of Regulation M-A. See Q&A 21 in Exchange Act Release No. 17719 (April 13, 1981).

RESPONSE: We have revised the Proxy Statement on page 16 in accordance with the Staff’s comment.

28.	You state in the third bullet point of this section that the stock was trading at a 52-week low on the day the investor group made its offer. In the following bullet point, balance your disclosure regarding the offer premium by expanding the time period considered from 30 trading days to a longer and more meaningful period.

RESPONSE: We have revised the Proxy Statement on page 12 in accordance with the Staff’s comment.

29.	In the sixth bullet point, explain why the special committee believed that $11.75 per share was consistent with what a financial buyer would pay for the stock.

RESPONSE: We have revised the Proxy Statement on page 12 in accordance with the Staff’s comment.

30.	Certain of your bullet points do not appear to support a finding of fairness. For example, please explain why each of the following supports a finding of fairness, or revise:
•	The fact that additional merger consideration will be paid if the merger is not completed by July 23, 2008;

•	The favorable terms of the financing commitment;

•	The special committee’s familiarity with the business;

•	The fact that payment of the termination fee is guaranteed by a third party.
RESPONSE: We have revised the bullet point regarding additional merger consideration in accordance with the Staff’s comment and we have deleted the remaining bullet points in question.

31.	Please explain what you mean in the eleventh bullet point when you say that BOA agreed to vote “in favor of approval of the merger and certain superior proposals.”

RESPONSE: We have revised the Proxy Statement on page 12 in accordance with the Staff’s comment.

32.	Revise the disclosure in the fifth bullet point under the paragraph discussing procedural safeguards on page 12 to explain the significance of an increase in price from below the buyback price to just .25 above the buyback price.

RESPONSE: We have revised the Proxy Statement on page 13 in accordance with the Staff’s comment.

33.	Given that the July 23, 2007 merger agreement (and its “go shop” clause) did not have any effect on the merger price, explain why you believe that the terms and conditions in that agreement’s having been “designed to encourage a superior proposal” is relevant to the discussion of procedural fairness.

RESPONSE: We respectfully submit that, while no superior proposal emerged during the go-shop period, the merger agreement was nonetheless designed to encourage such proposals, and we believe that fact is relevant in connection with the special committee’s finding that there were sufficient procedural safeguards to ensure the fairness of the merger. In addition, we have augmented the disclosure on page 13 of the Proxy Statement to discuss that certain terms and conditions included in the merger agreement may support the emergence of superior proposals even after the expiration of the go-shop period.

34.	Tell us, with a view towards disclosure, whether the special committee considered the risk that the merger consideration was inadequate.

RESPONSE: The special committee considered the risk that the merger consideration was inadequate, and, as currently disclosed, concluded that the first three proposals by the investor group were in fact inadequate or not acceptable. The special committee concluded that the per share merger consideration of $11.75 was adequate based on the factors considered by the special committee, as described in the Proxy Statement. The special committee believed that if there was any person willing to make a superior proposal, the go-shop and fiduciary out provisions in the merger agreement would enable the special committee to accept that proposal.

35.	Your list of risks to the transaction includes certain generic risks that are inherent in any transaction, such as completion risk and opportunity cost. There are two specific risks on the list—the fact that the transaction does not require a vote of the majority of the unaffiliated stockholders, and the fact that the CEO and certain of the directors do not have interests consonant with those of stockholders in the transaction. Move the specific risks to the top of the list and highlight them.

RESPONSE: We have revised the Proxy Statement on page 14 in accordance with the Staff’s comment.

36.	Describe the effects of the transaction on each affiliate’s (including any filing person added in response to comment 1) interest in the net book value and net earnings of the issuer in terms of both dollar amounts and percentages. In particular, disclose whether the directors and 5% or greater shareholders of the company will continue to own their stock, and how their holdings will change as a result of the transaction. See Instruction 3 to Item 1013 of Regulation M-A. At present, it appears that this information has only been provided for the Dickey parties.

RESPONSE: The Proxy Statement has been revised on page 24 to include the interests of the sponsor in the net book value and net earnings of the Company, and the fact that the Company’s directors and shareholders holding at least 5% of our outstanding common stock (other than Lew Dickey and John Dickey) will have no equity interest in the surviving entity after the completion of the merger.
Opinion of the Special Committee’s Financial Advisor, page 15
37.	Please disclose whether the financial projections given to Credit Suisse were made available to any of the filing persons. Please revise your proxy statement to include any material financial projections compiled by or provided to any Schedule 13E-3 filing persons.

RESPONSE: We have revised the first paragraph in the “Projected Financial Information” section in accordance with Staff’s comments. The financial projections given to the filing persons have been included in the Proxy Statement.
Selected Public Companies Analysis, page 17
38.	Please disclose the reasons for calculating two separate per share equity ranges, one with and one without the CMP investment.

RESPONSE: The Proxy Statement has been revised on pages 18-19 in accordance with the Staff’s comment.

39.	Please revise to disclose whether any of the comparable transactions were Rule 13e-3 transactions involving majority stockholders, and provide further information about how the comparable companies were chosen.

RESPONSE: With regard to the portion of the Staff’s comment to disclose which of the selected transactions in the selected precedent transactions analysis performed by Credit Suisse were Rule 13e-3 transactions involving majority stockholders, we supplementally advise the Staff that, in selecting the transactions considered for purposes of its selected precedent transactions analysis and as currently disclosed on pages 19-20 of the Proxy Statement, Credit Suisse focused on transactions with transaction values in excess of $300 million in the radio broadcasting industry. In their review and discussion of such analysis, Credit Suisse and the special committee did not focus on whether such transactions were Rule 13e-3 transactions involving majority stockholders. In light of the foregoing, we believe that the current disclosure describes such analysis in the manner in which considered by Credit Suisse or the special committee. Accordingly, no modifications have been made to the Proxy Statement in this regard.

With regard to the portion of the Staff’s comment to provide further information about how the selected companies in the selected companies analysis performed by Credit Suisse were chosen, we supplementally advise the Staff that the selected companies were chosen because they were publicly traded companies in the radio broadcasting industry as currently disclosed on page 19 of the Proxy Statement. However, in light of the Staff’s comment, the disclosure appearing on page 19 of the Proxy Statement has been clarified in this regard.
Discounted Cash Flow Analysis, page 18
40.	Disclose how the multiples and discount rates underlying this analysis were chosen.

RESPONSE: The Proxy Statement has been revised on pages 20-21 in accordance with the Staff’s comment. In light of the revised disclosure relating to how the terminal value EBITDA multiple range in this analysis was chosen, we also have revised the Proxy Statement on page 20 with respect to the selected precedent transactions analysis.

41.	We note that the per share merger consideration is near the low end of the discounted cash flow analysis range. Please expand your disclosure to address this discrepancy.

RESPONSE: We supplementally advise the Staff that, as currently disclosed on page 18 of the Proxy Statement, Credit Suisse arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. We believe that the results of the discounted cash flow analysis do not reflect a discrepancy with such approach and that it would be inappropriate to highlight any particular aspect of the results of such analysis or to suggest any such discrepancy. Accordingly, no modifications have been made to the Proxy Statement in this regard.
Position of Lew Dickey and John Dickey as to Fairness, page 19
42.	The Dickeys must expressly produce the fairness determination required by Item 1014(a) of Regulation 14A. The Dickeys may not adopt the Special Committee’s “conclusion” in their fairness assessment or imply that their fairness determination is simply “based” on another party’s findings. While the Dickeys may adopt the analysis conducted by the special committee in support of the Dickey’s position as to the procedural and substantive fairness of the merger, they still must independently produce their own fairness determination.

RESPONSE: The Proxy Statement has been revised on pages 21-23 in accordance with the Staff’s comment.

43.	The three factors listed by the Dickeys in support of their finding of fairness do not appear to support that conclusion. Cash consideration can be inadequate, liquidity may not be necessary or desirable for all of the shareholders and no analysis has been offered in support of BOA’s determination to sell. Please revise.

RESPONSE: We respectfully submit that the fact that the merger consideration is all cash provides a level of confidence to our shareholders in the value of the merger consideration, as opposed to the confidence our shareholders would be able to have were the merger consideration in the form of a security, thus rendering an assessment of the merger easier for our shareholders. The bullet point referring to liquidity for our shareholders has been revised to apply to those shareholders who are seeking liquidity. As for the bullet point regarding BOA, the investor group considered the voting agreements signed by the BOA affiliates to signal that a major stockholder otherwise unaffiliated with the investor group viewed the merger favorably. In addition, the Proxy Statement has been revised on pages 21-23 to include the other factors supporting the investor group’s finding of fairness.

44.	Revise the fairness determination in the sixth and seventh paragraphs of this section to expressly address the procedural and substantive fairness of the proposed transaction to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

RESPONSE: The Proxy Statement has been revised on pages 22-23 in accordance with the Staff’s comment.

45.	Revise the discussion in support of the fairness determination to address all of the factors in Item 1014(b) of Regulation M-A. Your revisions should expressly address the substantive fairness of the transaction in relation to the historical stock prices and going concern value of Cumulus.

RESPONSE: The Proxy Statement has been revised on page 22 in accordance with the Staff’s comment.

46.	Revise the disclosure with respect the procedural fairness determination to acknowledge the absence of the safeguard in Item 1014(c) of Regulation M-A.

RESPONSE: The Proxy Statement has been revised on page 23 in accordance with the Staff’s comment.
Proxy Card
47.	Revise your proxy card to mark it “preliminary.” See Rule 14a-6(e)(1).

RESPONSE: The proxy card has been revised in accordance with the Staff’s comment.
* * * * *
On behalf of each of the filing persons, we acknowledge that:
•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
          Please contact the undersigned at (404) 581-8573 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter.

Sincerely,

/s/ Mark L. Hanson

Mark L. Hanson

cc: Mark Kaufman Franc. J. Blassberg Stephen R. Hertz Richard S. Denning